AB 8/7

08032203

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2007 (MM/DD/YY) AND ENDING 05/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARONSON CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 KING FARM BLVD., SUITE 300
(No. and Street)

ROCKVILLE	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENDA L. JAYNE 301-231-6262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
AUG 11 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POSTLETHWAITE & NETTERVILLE, APAC
(Name – *if individual, state last, first, middle name*)

8550 UNITED PLAZA BLVD. SUITE 1001	BATON ROUGE	LA	70809
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
JUL 30 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LARRY A. DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARONSON CAPITAL ADVISORS, LLC, as of MAY 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER/PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2008

ASSETS

Cash and cash equivalents	$	196,493
Accounts receivable		9,348
	$	205,841

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	8,481
Due to related party		8,429
Accrued expenses		6,500
Total Liabilities		23,410
Members' equity		182,431
	$	205,841

The accompanying notes are an integral part of this statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED MAY 31, 2008

Revenues	$ 5,694,977
Operating expenses:	
Management fees	2,855,230
Professional fees	10,300
Consulting fees	57,976
Other	16,648
	2,940,154
Income from operations	2,754,823
Other income	
Interest income	39,812
Miscellaneous income	35,000
	74,812
Net income	2,829,635
Distributions to members	(3,180,000)
Members' equity, beinning of year	532,796
Members' equity, end of year	$ 182,431

The accompanying notes are an integral part of this statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND
STATEMENT OF CASH FLOWS
YEAR ENDED MAY 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,829,635
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(9,348)
Increase in accounts payable	7,981
Increase in accrued expenses	500
Net cash provided by operating activities	2,828,768
CASH FLOWS FROM FINANCING ACTIVITIES	
Net change due to/from related party	5,783
Distributions to members	(3,180,000)
Net cash used in financing activities	(3,174,217)
NET DECREASE IN CASH	(345,449)
Cash, beginning of year	541,942
Cash, end of year	$ 196,493

The accompanying notes are an integral part of this statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of business

Aronson Capital Advisors, LLC (the Company) was organized on August 27, 2001, pursuant to the laws of the State of Maryland. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and regulated by the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). The Company provides merger and acquisition advisory and related consulting services.

Basis of accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from placement fees are recognized when earned and expenses are recognized when incurred.

Use of estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all cash in bank and on hand to be classified as cash and cash equivalents for cash flow purposes.

Accounts receivable

At May 31, 2008, all accounts receivable are unsecured and considered by management to be fully collectible.

Income taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the members, who include their share of the Company's income and deductions in their respective income tax returns.

2. **Related Party Transactions**

On April 8, 2002, the Company entered into a management agreement with a ninety-nine percent (99%) member of the Company. This agreement provides that the member will provide funding, as needed, to operate the Company's business by providing additional capital contributions or by issuing subordinated loans. All professional staff personnel's related expenses paid by the member, attributable to the Company, will be charged to the Company based on a per-hour standard billing rate for the individual staff which performed the functions on behalf of the Company. The member will be solely responsible for all general and administrative expenses associated with the shared facilities and administrative staff. The Company will not be responsible to repay any of these general and administrative expenses, as they will be part of the per-hour standard billing rate for personnel. These standard billing rate charges will be recorded monthly as a liability and related management fee expense. Under this management agreement, the Company reimbursed the member $2,855,230 for the year ended May 31, 2008.

3. **Net Capital Requirement**

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines, which require the Company to maintain a specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At May 31, 2008, the Company had net capital of $182,431 which was $177,431 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.131 to 1 at May 31, 2008.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. All accounts are on a fully disclosed basis. Therefore, the Company is not required to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

4. **Concentration of Credit Risk**

The Company has a potential concentration of credit risk in that it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC) by an amount of $89,800 at May 31, 2008.

5. **Transactions with Major Customers**

Transactions with four (4) major customers accounted for approximately eighty-four (84%) of revenues for the year ended May 31, 2008.

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

**Independent Auditors' Report – Supplementary
Information Required by Rule 17a-5 Of
The Securities and Exchange Commission**

The Members
Aronson Capital Advisors, LLC
Rockville, Maryland

We have audited the accompanying financial statements of Aronson Capital Advisors, LLC as of and for the year ended May 31, 2008, and have issued our report thereon dated July 25, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
July 25, 2008

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

ARONSON CAPITAL ADVISORS, LLC
Schedule I
COMPUTATION OF NET CAPITAL
MAY 31, 2008

NET CAPITAL		
Members' equity	$	182,431
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
EXCESS NET CAPITAL	$	177,431
AGGREGATE INDEBTEDNESS	$	23,410
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.131 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than a one dollar rounding difference.

See independent auditors' report on supplementary information.

ARONSON CAPITAL ADVISORS, LLC

Schedule II

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 Of the Securities Exchange Act of 1934

May 31, 2008

Aronson Capital Advisors, LLC is exempt from the reserve requirement of Rule 15c3-3, as it does not hold funds or securities for, or owe money or securities to, its customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company complied with the exemptive provisions of Rule 15c3-3 throughout the year ended May 31, 2008.

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3

The Members
Aronson Capital Advisors, LLC
Rockville, Maryland

In planning and performing our audit of the financial statements of Aronson Capital Advisors, LLC (the Company), for the year ended May 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

in conformity with accounting principles generally accepted. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
July 25, 2008

P&N

END